Exhibit 99.1

LRR Energy, L.P. Announces First Quarter 2015 Results

Houston, Texas (May 1, 2015) - LRR Energy, L.P. (NYSE: LRE) (“LRR Energy”) announced today its operating and financial results for the three months ended March 31, 2015.

Selected Financial and Operating Information

A summary of selected financial and operating information follows.  For consolidated financial statements for the three months ended March 31, 2015, please see the accompanying tables on pages 7-9.

Three Months Ended
March 31, 2015
(unaudited)
(in thousands, except
per unit amounts)

Oil, natural gas and natural gas liquids sales	$17,501
Gain (loss) on commodity derivative instruments, net (1)	$18,682
Total revenues	$36,212
Lease operating expense	$6,772
Production and ad valorem taxes	$1,266
General and administrative expense	$3,791
Interest expense	$2,769
Net income (loss) available to unitholders	$(24,936)
Net income (loss) per limited partner unit	$(0.82)

Capital expenditures	$12,280
Adjusted EBITDA (2)	$19,565
Distributable cash flow (2)	$11,834

Cash Distribution	$5,268
Distribution coverage ratio (2)	2.25x

(1)          See commodity derivative settlements on page 6.

(2)          Non-GAAP financial measure. See reconciliation of non-GAAP financial measures beginning on page 10.

Three Months Ended
March 31, 2015

Average net production (Boe/d)	6,867
Average unit costs per Boe:
Lease operating expense	$10.96
Production and ad valorem taxes	$2.05
General and administrative expense	$6.13

LRR Energy’s average net production for April 2015 was approximately 6,760 Boe/d through April 24, 2015.

Recent Events

On April 20, 2015, LRR Energy and Vanguard Natural Resources, LLC (“Vanguard”) announced the signing of a Purchase Agreement and Plan of Merger pursuant to which a subsidiary of Vanguard will merge into LRR Energy, and at the same time, Vanguard will acquire LRE GP, LLC, the general partner of LRR Energy for total consideration of $251 million in Vanguard common units and the assumption of LRR Energy’s net debt of $288 million. As a result of the transaction, LRR Energy and its general partner will become wholly owned subsidiaries of Vanguard.  The transaction, which has been approved by the boards of directors of both companies, including the Conflicts Committee of the Board of Directors of LRR Energy, will be a tax-free, unit-for-unit transaction with an exchange ratio of 0.55 Vanguard common units per LRE common unit.  In addition, Vanguard will acquire all of the limited liability company interests in LRE GP, LLC in exchange for 12,320 Vanguard common units. The transaction is expected to close in the third quarter of 2015.

On April 20, 2015, LRR Energy announced that the Board of Directors of its general partner declared a reduced cash distribution for the first quarter of 2015 of $0.1875 per outstanding unit, or $0.75 on an annualized basis.  The distribution will be paid on May 15, 2015 to all unitholders of record as of the close of business on May 1, 2015.

As of April 30, 2015, LRR Energy had $240 million of outstanding borrowings under its revolving credit facility and $50 million of outstanding borrowings under its term loan.  LRR Energy is currently in discussions with its lenders as it relates to the spring redetermination of the borrowing base under its revolving credit facility. LRR Energy expects to finalize the borrowing base redetermination process by May 11, 2015.

LRR Energy’s term loan contains various covenants and restrictive provisions as described in the Form 10-K for the year ended December 31, 2014. LRR Energy is required to test the asset coverage ratio at specified intervals as described in the term loan agreement. LRR Energy does not expect to be in compliance with the asset coverage ratio during the spring borrowing base redetermination; however, it expects to receive a waiver from the lender for the asset coverage ratio covenant in connection with the redetermination.

Commodity Derivative Contracts

As of March 31, 2015, LRR Energy had the following outstanding derivative contracts.

	Index	2015	2016	2017	2018
Natural gas positions
Price swaps (MMBTUs)	NYMEX-HH	4,078,287	5,433,888	5,045,760	3,452,172
Weighted average price		$5.73	$4.29	$4.61	$4.05

Basis swaps (MMBTUs)	(1)	3,948,029	2,877,047	—	—
Weighted average price		$(0.1663)	$(0.1115)	$—	$—

	Index	2015	2016	2017	2018
Oil positions
Price swaps (BBLs)	NYMEX-WTI	553,718	610,131	473,698	562,524
Weighted average price		$93.27	$87.27	$84.34	$82.26

Basis swaps (BBLs)	Argus-	288,575	—	—	—
Weighted average price	Midland-Cushing	$(3.3556)	$—	$—	$—

NGL positions
Price swaps (BBLs)	Mont Belvieu	173,042	—	—	—
Weighted average price		$34.45	$—	$—	$—

(1)          Our natural gas swaps are traded on the following indices: Centerpoint East, Houston Ship Channel, WAHA and TEXOK.

Quarterly Report on Form 10-Q

LRR Energy expects to file its Quarterly Report on Form 10-Q with the Securities and Exchange Commission (the “SEC”) no later than May 11, 2015.  The 10-Q will be available on the Investor Relations page of LRR Energy’s website www.lrrenergy.com or from the Securities and Exchange Commission website www.sec.gov.

Webcast and Conference Call

LRR Energy will host a webcast and conference call on Friday, May 1, 2015, at 10:00 a.m. Eastern time (9:00 a.m. Central time) to discuss these results.  Interested parties are invited to participate in the call by dialing 1-877-493-8071 (conference ID: 24969257).  It is recommended that participants dial in approximately 10 minutes prior to the start of the conference call.  Participants may access the webcast from LRR Energy’s website, www.lrrenergy.com, under the tab for “Investor Relations.”

A telephonic replay will be available from May 4, 2015 through May 15, 2015. Participants may access this replay by dialing 1-800-585-8367 (conference ID: 24969257).

About LRR Energy, L.P.

LRR Energy is a Delaware limited partnership formed in April 2011 by affiliates of Lime Rock Resources to operate, acquire, exploit and develop producing oil and natural gas properties in North America.  LRR Energy’s properties are located in the Permian Basin region in West Texas and Southeast New Mexico, the Mid-Continent region in Oklahoma and East Texas and the Gulf Coast region in Texas.

Important Information and Where to Find It

In connection with the proposed merger, Vanguard intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement of LRR Energy that also constitutes a preliminary prospectus of Vanguard.  A definitive proxy statement/prospectus will be sent to security holders of LRR Energy seeking their approval with respect to the proposed merger.  Vanguard and LRR Energy also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other documents filed by Vanguard and LRR Energy with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234.  Copies of the documents filed with the SEC by LRR Energy will be available free of charge on LRR Energy’s internet website at http://www.lrrenergy.com or by contacting LRR Energy’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, LRR Energy, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  Investors and security holders may obtain information regarding LRR Energy’s directors, executive officers and other members of their management and employees in LRR Energy’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and LRR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, LRR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and LRR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or LRR Energy; declines in oil, natural gas liquids or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and LRR Energy’s credit agreements; the ability of Vanguard and LRR Energy to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Vanguard’s and LRR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2014.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates.  Except as required by law, neither Vanguard nor LRR Energy intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts:

Angelique Brou

Financial Reporting Manager

(713) 345-2145

abrou@lrrenergy.com

Jaime Casas

Chief Financial Officer

(713) 345-2126

jcasas@lrrenergy.com

LRR Energy, L.P.

Selected Operating Data

(unaudited)

	Three Months Ended March 31,
	2015	2014
Production:
Oil (MBbls)	275	218
Natural gas (MMcf)	1,518	1,622
NGLs (MBbls)	90	85
Total (MBoe)	618	573
Average net production (Boe/d)	6,867	6,367

Average sales price:
Oil (per Bbl):
Sales price	$43.87	$92.46
Effect of settled commodity derivative instruments	31.73	(0.79)
Realized sales price	$75.60	$91.67

Natural gas (per Mcf):
Sales price	$2.81	$4.99
Effect of settled commodity derivative instruments	2.46	0.53
Realized sales price	$5.27	$5.52

NGLs (per Bbl):
Sales price	$13.01	$39.58
Effect of settled commodity derivative instruments	10.51	(3.78)
Realized sales price	$23.52	$35.80

Average unit costs per Boe:
Lease operating expenses	$10.96	$10.18
Production and ad valorem taxes	$2.05	$4.19
General and administrative expenses	$6.13	$5.55
Depletion and depreciation	$14.37	$14.76

Derivative instrument settlements and amortization (in thousands):
Commodity	$13,405	$366
Interest rate	$(405)	$(200)

LRR Energy, L.P.

Consolidated Condensed Statement of Operations

(in thousands, except per unit amounts)

(unaudited)

	Three Months Ended March 31,
	2015	2014

Revenues:
Oil sales	$12,064	$20,156
Natural gas sales	4,266	8,099
Natural gas liquids sales	1,171	3,364
Gain (loss) on commodity derivative instruments, net	18,682	(5,622)
Other income	29	31
Total revenues	36,212	26,028

Operating Expenses:
Lease operating expense	6,772	5,835
Production and ad valorem taxes	1,266	2,400
Depletion and depreciation	8,880	8,465
Impairment of oil and natural gas properties	35,706	—
Accretion expense	511	503
Loss (gain) on settlement of asset retirement obligations	64	40
General and administrative expense	3,791	3,182
Total operating expenses	56,990	20,425

Operating income (loss)	(20,778)	5,603

Other income (expense), net
Interest expense	(2,769)	(2,541)
Gain (loss) on interest rate derivative instruments, net	(1,351)	(294)
Other income (expense), net	(4,120)	(2,835)

Income (loss) before taxes	(24,898)	2,768
Income tax expense	(38)	(74)
Net income (loss) available to unitholders	$(24,936)	$2,694

Computation of net income (loss) per limited partner unit:

General partner’s interest in net income (loss)	$(1,839)	$3

Limited partners’ interest in net income (loss)	$(23,097)	$2,691

Net income (loss) per limited partner unit (basic and diluted)	$(0.82)	$0.10

Weighted average number of limited partner units outstanding	28,072	26,342

LRR Energy, L.P.

Consolidated Condensed Statement of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(24,936)	$2,694
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depletion and depreciation	8,880	8,465
Impairment of oil and natural gas properties	35,706	—
Accretion expense	511	503
Amortization of equity awards	345	285
Amortization of derivative contracts	114	157
Amortization of deferred financing costs and other	170	102
Loss (gain) on settlement of asset retirement obligations	64	40
Changes in operating assets and liabilities:
Change in receivables	1,674	(996)
Change in prepaid expenses	(2)	377
Change in derivative assets and liabilities	(4,331)	6,082
Change in amounts due to/from affiliates	(654)	(4,412)
Change in accrued liabilities and deferred tax liabilities	(1,893)	2,829
Net cash provided by (used in) operating activities	15,648	16,126

CASH FLOWS FROM INVESTING ACTIVITIES
Development of oil and natural gas properties	(12,280)	(6,803)
Acquisition of oil and natural gas properties	(229)	—
Disposition of oil and natural gas properties	—	65
Net cash provided by (used in) investing activities	(12,509)	(6,738)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under revolving credit facility	10,000	10,000
Principal payments on revolving credit facility	—	(10,000)
Equity offering, net of expenses	3	4,237
Distributions	(13,978)	(12,884)
Net cash provided by (used in) financing activities	(3,975)	(8,647)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(836)	741

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,576	4,417

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,740	$5,158

LRR Energy, L.P.

Consolidated Condensed Balance Sheet

(in thousands, except unit amounts)

(unaudited)

	March 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$2,740	$3,576
Accounts receivable	9,450	11,124
Commodity derivative instruments	43,368	45,924
Due from affiliates	6,351	5,697
Prepaid expenses	1,672	1,840
Total current assets	63,581	68,161
Property and equipment (successful efforts method)	963,400	956,326
Accumulated depletion, depreciation and impairment	(550,942)	(506,368)
Total property and equipment, net	412,458	449,958
Commodity derivative instruments	46,454	38,540
Deferred financing costs, net of accumulated amortization and other assets	2,295	2,295
TOTAL ASSETS	$524,788	$558,954
LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	$3,613	$5,506
Accrued capital cost	3,801	9,176
Commodity derivative instruments	866	556
Interest rate derivative instruments	2,750	2,327
Asset retirement obligations	1,079	1,065
Total current liabilities	12,109	18,630
Long-term liabilities:
Commodity derivative instruments	116	232
Interest rate derivative instruments	1,340	817
Term loan	50,000	50,000
Revolving credit facility	240,000	230,000
Asset retirement obligations	41,053	40,539
Deferred tax liabilities	99	99
Total long-term liabilities	332,608	321,687
Total liabilities	344,717	340,317
Unitholders’ Equity:
General partner (22,400 units issued and outstanding as of March 31, 2015 and December 31, 2014)	(1,540)	310
Public common unitholders (19,504,833 units issued and outstanding as of March 31, 2015 and 19,492,291 units issued and outstanding as of December 31, 2014)	181,611	208,273
Affiliated common unitholders (8,569,600 units issued and outstanding as of March 31, 2015 and 4,089,600 issued and outstanding as of December 31, 2014)	—	4,643
Subordinated unitholders (4,480,000 units issued and outstanding as of December 31, 2014)	—	5,411
Total Unitholders’ Equity	180,071	218,637
TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$524,788	$558,954

LRR Energy, L.P.

Non-GAAP Reconciliation

(in thousands)

(unaudited)

LRR Energy defines Adjusted EBITDA as net income (loss) plus or minus income tax expense; interest expense-net, including loss (gain) on interest rate derivative instruments, net; depletion and depreciation; accretion of asset retirement obligations; amortization of equity awards; loss (gain) on settlement of asset retirement obligations; loss (gain) on commodity derivative instruments, net; commodity derivative instrument net cash settlements; impairment of oil and natural gas properties; and other non-recurring items that LRR Energy deems appropriate.

Adjusted EBITDA is used as a supplemental financial measure by LRR Energy’s management and by external users of its financial statements, such as investors, commercial banks, research analysts and others, to assess LRR Energy’s financial performance as compared to that of other companies and partnerships in the industry, without regard to financing methods, capital structure or historical cost basis.

Distributable Cash Flow is defined as Adjusted EBITDA less cash income tax expense; cash interest expense; and estimated maintenance capital. Distribution Coverage Ratio is defined as the ratio of Distributable Cash Flow to the total quarterly distribution payable on all of LRR Energy’s outstanding common, subordinated and general partner units.

Distributable Cash Flow and the Distribution Coverage Ratio are used as supplemental financial measures by LRR Energy’s management and by external users of its financial statements, such as investors, commercial banks, research analysts and others to compare basic cash flows generated by LRR Energy (prior to the establishment of any retained cash reserve by its general partner) to the cash distributions it expects to pay its unitholders. Distributable Cash Flow and the Distribution Coverage Ratio are also important financial measures for LRR Energy’s unitholders as they serve as indicators of its success in providing a cash return on investment. Specifically, these metrics indicate to investors whether or not LRR Energy is generating cash flow at a level that can sustain or support an increase in its quarterly distribution rates. Distributable Cash Flow and the Distribution Coverage Ratio are quantitative standards used throughout the investment community with respect to publicly traded partnerships and limited liability companies because the yield is based on the amount of cash distributions the entity pays to a unitholder compared to the unit price.

LRR Energy’s management believes that Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio are useful to investors because these measures are used by many partnerships in the industry as measures of operating and financial performance and are commonly employed by financial analysts and others to evaluate its operating and financial performance from period to period and to compare it with the performance of other publicly traded partnerships within the industry. Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio should not be considered alternatives to net income, operating income or any other measures of financial performance presented in accordance with GAAP. LRR Energy’s Adjusted EBITDA, Distributable Cash Flow and Distribution Coverage Ratio may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA, Distributable Cash Flow or the Distribution Coverage Ratio in the same manner. The following table presents a reconciliation of Adjusted EBITDA, Distributable Cash Flow and Distribution Coverage Ratio to net income (loss), LRR Energy’s most directly comparable GAAP financial performance measure, for the three months ended March 31, 2015 and 2014.

LRR Energy, L.P.

Non-GAAP Reconciliation

(continued)

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2015	2014

Net income (loss)	$(24,936)	$2,694
Income tax expense	38	74
Interest expense-net, including loss (gain) on interest rate derivative instruments, net	4,120	2,835
Depletion and depreciation	8,880	8,465
Accretion of asset retirement obligations	511	503
Amortization of equity awards	345	285
Loss (gain) on settlement of asset retirement obligations	64	40
Loss (gain) on commodity derivative instruments, net	(18,682)	5,622
Commodity derivative instrument net cash settlements	13,519	523
Impairment of oil and natural gas properties	35,706	—
Adjusted EBITDA	$19,565	$21,041

Adjusted EBITDA	19,565	21,041
Cash income tax expense	(38)	(44)
Cash interest expense	(2,943)	(2,644)
Estimated maintenance capital (1)	(4,750)	(5,000)
Distributable Cash Flow	$11,834	$13,353

Cash distribution s	$5,268	$13,106
Distribution Coverage Ratio	2.25x	1.02x

(1)         Estimated maintenance capital expenditures as defined by our partnership agreement represent our estimate of the amount of capital required on average per year to maintain our production over the long term.